UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014	Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]                    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 23rd day of June, 2014.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ LYLE R. HEPBURN
	Name:	Lyle R. Hepburn
	Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Notice of Annual and Special Meeting and Management Proxy Circular of Dominion Diamond Corporation dated June 2, 2014.

99.2	Proxy solicited by Management and the Board of Directors of Dominion Diamond Corporation.

99.3	Annual Request Form for Registered Shareholders in accordance with National Instrument 51-102 regarding Mailing List for Dominion Diamond Corporation.

99.4	Annual Request Form for Beneficial Shareholders in accordance with National Instrument 51-102 regarding Mailing List for Dominion Diamond Corporation.

99.5	Correspondence relating to minor typographical corrections made to the audited annual financial statements and management’s discussion and analysis for the year ended January 31, 2014

99.6	2013-2014 Annual Report of Dominion Diamond Corporation to its Shareholders.